SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:  6 July 2007

NATIONAL GRID plc

(Registrant’s Name)

1-3 Strand

London

WC2N 5EH

(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc

By:	/s/ David C Forward
David C Forward Assistant Secretary

Date: 6 July 2007

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc

1-3 Strand, London, WC2N 5EH,

United Kingdom

Update- to 6 July 2007

------------------------------------

Recent Announcements to the London Stock Exchange

DATE DETAILS
6.7.07 Update on National Grid Acquisition of Keyspan
2.7.07 B share dividend
2.7.07 Total voting rights (monthly update) And transfer from ‘Treasury’ to sharescheme participants.
29.6.07 Directors Interests - Performance Share Plan operation
28.6.07 Transaction in own shares: Prohibited period share repurchase programme.
21.6.07 Annual Information Update
20.6.07 Director Interests- M Fairbairn exercises Sharematch Award and part-disposal
19.6.07 Director Interests- S Lucas exercises Sharematch Award and part-disposal
15.6.07 Directors’s interests- Deferred Share Plan Awards
8.6.07 Directors Interests - Share Incentive Plan - monthly update
7.6.07 Director Interests- N Winser exercises Sharematch Award/part-disposal
1.6.07 Total voting rights (monthly update).

---------------------------------------

Notes:

NG has continued its share repurchase programme. Annexed are further announcements made on 1, 4, 5, 6, 7, 8, 11,12,13,15 18,19, 20, 21, 25, 26, 27, 28 and 29 June 2007, and 3, 4, 5,and 6 July 2007 in respect of repurchases on each preceding business day.

During the period two separate Forms 6-k were sent, both on 19 June 2007; in respect of the Publication of the National Grid plc Annual Report and accounts, and Publication of the Annual Review, each publication being for the year ended 31 March 2007.

ANNEX 2 – Copy Announcements as sent
_____________________________________

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc

1-3 Strand

London

WC2N 5EH

United Kingdom

Update- to 6 July 2007

6 July 2007

National Grid plc

UPDATE ON NATIONAL GRID ACQUISITION OF KEYSPAN

National Grid is pleased to announce that it has reached an agreement in principle with the staff of the New York State Department of Public Service and several other parties regarding the acquisition of KeySpan.

Formal documentation of the agreement in principle is currently being prepared and is expected to be filed with the New York State Public Service Commission (NYPSC) shortly. The terms of the agreement will be publicly available at that time.

The latest procedural schedule indicates that the merger approval will be placed before the NYPSC for a vote on 22 August. Subject to an approval vote, completion of the acquisition is expected shortly thereafter.

Contacts

National Grid:

Investors

David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322 (m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321 (m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902 (m)

Media

Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173 (m)

Brunswick:
Paul Scott	+44 (0)20 7396 5333	+44 (0)7974 982333(m)

National Grid plc

2 July 2007

B Share Dividend

National Grid announces that the dividend payable on its non-cumulative preference shares of 10 pence each (B Shares) payable on 7 August 2007 in respect of the period 8 August 2006 to 7 August 2007 shall be 2.5 pence per B Share (such dividend being calculated in accordance with the Company’s articles of association).

As approved by the Board, the relevant record date for this B Share dividend shall be 20 July 2007 and the ex-dividend date shall be 18 July 2007.

2 July 2007

National Grid plc (NG.) – Voting Rights and Capital- Update

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

National Grid plc’s registered capital as of 30 June 2007 consisted of 2,676,106,035 ordinary shares, of which 10,180,000 had been purchased in the market and registered as Treasury Shares; leaving a balance of 2,665,926,035 shares with voting rights.

On 2 July 2007, National Grid transferred 61,012 shares held in Treasury to employee share scheme participants. Following this change, National Grid plc’s registered capital as of 2 July 2007 consists of 2,676,106,035 ordinary shares, of which 10,118,988 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,665,987,047 shares with voting rights.

The figure of 2,665,987,047 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA's Disclosure and Transparency Rules.

Note: This notification confirms actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and cancellation, or transfer to Treasury, of the shares involved (and any earlier repurchases which remain to be registered).

29th June 2007

National Grid plc (National Grid)

Notification of Changes in Directors' Interests

_____________________________________________________________

Performance Share Plan

_____________________________________________________________

On 28 June 2007, the following directors were granted an award of Ordinary shares in National Grid plc (the ‘Shares’) under the National Grid Performance Share Plan, calculated by reference to a share price of 740.75p. The extent to which awards will vest will depend upon the company’s performance against the relevant conditions. Subject to performance, the shares will vest in June 2010 and will be transferred to participants net of deductions on 28 June 2011.

	Director	Number of Shares
1.	Mr E M Astle	74,249
2.	Mr S J Holliday	139,217
3.	Mr S C B Lucas	84,930
4.	Mr M Fairbairn	67,499
5.	Mr N P Winser	75,008

The total share interests of the above directors, following these changes, are:

	Director	Number of Shares
1.	Mr E M Astle	702,623
2.	Mr S J Holliday	716,970
3.	Mr S C B Lucas	616,592
4.	Mr M Fairbairn	324,865
5.	Mr N P Winser	510,786

The directors’ holdings in B Shares in National Grid plc remain unchanged.

28 June 2007

National Grid plc

Transaction in own shares: Prohibited period share repurchase programme

National Grid plc ("National Grid") announces that it has entered into irrevocable, non-discretionary arrangements to purchase shares on its own behalf for cancellation during any prohibited period that National Grid enters into.

Any acquisitions within a prohibited period will be effected within certain pre-set parameters, and in accordance with both National Grid's general authority to repurchase shares and Chapter 12 of the Listing Rules which requires that the maximum price paid be limited to no more than 105 per cent of the average middle market closing price of National Grid's shares for the 5 dealing days preceding the date of purchase.

CONTACTS

Investors

David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322 (m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321 (m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902 (m)

21 June 2007

National Grid plc (‘National Grid’ or ‘NGplc’)

And

National Grid Gas plc (NGG)

National Grid Gas Holdings plc (NGGH)

National Grid Electricity Transmission plc (NGET)

-Annual Information Update

This Annual Information Update is issued on the issue of the National Grid Report and Accounts 2007 and contains information in respect of National Grid and the group entities headlined above as specified in this document.

It is required by and being made pursuant to Article 10 of the Prospectus Directive as implemented in the United Kingdom and not for any other purpose and neither the Company, nor any other person, takes responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information which it contains. This information is not necessarily up to date at the date of this annual information update and the issuing Companies do not undertake any obligation to update any such information in the future. Furthermore such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. This annual information update does not constitute an offer of any securities addressed to any person and should not be relied upon by any person.

Section A:

Announcements to the London Stock Exchange by National Grid plc and/or by other companies headlined, as indicated:

DATE	DETAILS

3.4.06 and	NGET- Medium Tem Note Programme
7.4.06

6.4.06

NGET GBP 50m 1.6747% RPI linked instruments due 2036- Publication of Final Terms on the RNS website AND NGGH GBP 100m 1.6747% RPI linked instruments due 2036- publication of Final Terms on the RNS website.

7.4.06	National Grid Gas plc- Medium Tem Note Programme

10.4.06	Directors Interests - Share Incentive Plan - monthly update
[Similar-for National Grid Gas Holdings plc]

27.4.06	Directors interests- Lapse of certain Executive Options
[similar RNS for NGGH -on 28.4.06]

10.5.06	NGET GBP 50m 1.819% RPI-Linked Instruments due 2056 - Publication of Final Terms on the RNS website

11.5.06	Directors Interests - Share Incentive Plan - monthly update
[Similar-for NGGH]

11.5.06	NGET Announcement - Medium Tem Note Programme

12.5.06	NGplc/ NGET Euro 12,000,000,000 Euro Medium Term Note Programme published on the RNS website.

18.5.06	Results for the year ended 31 March 2006.
Also released in the names of NGET, NGGplc, NGGHplc and NGGFplc -as 'National Grid plc- annual results'

19.5.06	NGplc/ NGET Euro 12,000,000,000 Euro Medium Term Note Prospectus
published on the RNS website.

23.5.06	NGGH /NGGplc 10,000,000,000 Euro Medium Term Note Programme
published on the RNS website.

23.5.06	Director's share purchase (Sir John Parker)

25.5.06	NGET GBP 150m 1.823% RPI-Linked Instruments due 2056 - Publication of Final Terms on the RNS website

26.5.06	NGET- Issue of Debt

30.5.06	Directors interests- (Steve Lucas share disposal)
[similar RNS for NGGH]

1.6.06	NGplc/ NGET Euro 250,000,000 5.25 per cent instruments due 2011.
Final Terms published on the RNS website.

2.6.06	National Grid Euro Medium Term note Programme- Issue Of Debt.

6.6.06	ESOT Operation- purchase of more shares.

6.6.06	Barclays interest reduced to 3.86%.

9.6.06	Directors Interests - Share Incentive Plan - monthly update
[Similar-for National Grid Gas Holdings plc-
and lapse of Executive. Options /Director’s disposal]

9.6.06	Morgan Stanley notify a 3.01% interest.

13.6.06	Morgan Stanley interest falls below 3%

16.6.06	Deferred Share Plan Awards- and ESOT

20.6.06	Publication of Annual Report and Accounts

21.6.06	National Grid plc / National Grid Electricity Transmission plc Euro
12,000,000,000 Euro Medium Term Note Programme published on RNS website.

22.6.06	Issue of Debt- Medium Term Note Programme

23.6.06	Annual Information Update

28.6.06	Shareholder Circular- Keyspan Acquisition and Notice of EGM

28.6.06	Issue of Debt- Medium Term Note Programme
[Separate RNS for NGGH]

28.6.06	Directors Interests - Performance Share Plan operation
[Similar RNS for NGGH]

20.6.06	US Debt Shelf Registration Statement

30.6.06	Fidelity notify an interest of 3.03%.

3.7.06	B share dividend

3.7.06	NGGH- Resignation of Director (Colin Buck)]

4.7.06	Directors Technical Interests- ESOT Operation- purchase of more shares
[Similar RNS for NGGH plc]

10.7.06	Directors Interests - Share Incentive Plan - monthly update
[Similar RNS for NGGH]

12.7.06	NGET issue of £50,000,000 1.797 per cent. RPI Linked Instruments due 2056 under the NG/ NGET Euro 12,000,000,000 Euro Medium Term Note Programme published on RNS website.

10.7.06 And 12.7.06	Update on National Grid Acquisition of Keyspan

13.7.06	Directors interests- Nick Winser Exercises Sharematch Award

13.7.06	Directors Technical Interests- ESOT Operation- disposal of Trust shares
[Similar RNS for NGGH]

14.7.06	NGET- Euro Medium Term Note Programme- debt issue

24.7.06	NG plc Final Terms published in relation to the NG issue of £250m 5.5 per cent. Instruments due 24 July 2013 under the NG/NGET Euro 12,000,000,000 Euro Medium Term Note Programme

24.7.06	NGGH. Appointment of Director- A Wiltshire; and M Fairbairn exercises sharematch award.

24.7.06	SEC-Registered Securities

24.7.06	Euro Medium Term Note Programme.

26.7.06

RNS announcement and PDF of the Final Terms- National Grid plc’s issue of EUR 300,000,000 Floating Rate Instruments due 2008 under the NG/NGET Euro 12Bn Euro Medium Term Note Programme - published on RNS website.

And	RNS announcement and PDF of the Final Terms- NGET issue of GBP25,000,000 1.692 per cent. RPI Linked Instruments due 2056 under the NG/NGET Euro 12,000,000,000 Euro Medium Term Note Programme.
published on the RNS website.]

27.7.06

RNS announcement and PDF of the Final Terms- NGET’s issue of £25m 1.5842 per cent. RPI Linked Instruments due 2056 under the NG/ NGET 12,000,000,000 Euro Medium Term Note Programme published on RNS website.

27.7.06	National Grid plc Medium Tem Note Programme

27.7.06	NGET Medium Term Note Programme

28.7.06	NGGH Directors Interests on appointment- A Wiltshire

28.7.06	NGET Medium Tem Note Programme- two announcements

28.7.06	Legal&General Interest at 3.98%.

1.8.06	AGM and EGM Poll Results.

2.8.06	Directors Share Interests- Lapse of 2003 tranche of Performance Share Plan Awards
[similar RNS for NGGH on 3.8.06]

7.8.06	Block Listing Six Monthly Return

9.8.06	Directors Interests - Share Incentive Plan - monthly update including Directors B Share Repurchase (N Winser and R Urwin)
[Similar-for National Grid Gas Holdings plc]-

9.8.06

RNS announcement and PDF of the Final Terms. NG Gas plc’s issue of £100m 1.6298 per cent. RPI Linked Instruments due 2048 under NGGH /N G Gas plc Euro 10bn Euro Medium Term Note Programme published on RNS website.

10.8.06	NGGas- Euro Medium Term Note Programme

11.8.06	RNS announcement and PDF of the Prospectus of the National Grid plc / National Grid Electricity Transmission plc Euro 12,000,000,000 Euro Medium Term Note Programme published on the RNS website

11.8.06	National Grid Gas GBP 100m 1.5522% Instruments due 2048 -
Publication of Final Terms on the RNS website

14.8.06	NG Gas- Medium Term Note Programme

14.8.06	Return of Cash – Repurchase of B Shares

18.8.06	Update on National Grid Acquisition of Keyspan

23.8.06	Directors Technical Interests - NG Group Employee Share Trust

24.8.06	NGplc- Publication of Final Terms on the RNS Website

25.8.06	National Grid Completes Acquisition -New England Gas Rhode Island

25.8.06	Issue of Debt- Medium Term Note Programme.

25.8.06	Director interests on dividend reinvestment

1.9.06	NGGH – M Fairbairn exercises Sharesave

5.9.06	Director’s Technical interests- Trust share purchases.

8.9.06	Directors Interests - Share Incentive Plan - monthly update

15.9.06	Calendar Update

15.9.06	Publication of Final Terms

18.9.06	Issue of Debt- Medium Term Note Programme.

18.9.06	Fidelity (FMR) Holding falls below 3%

22.9.06	Publication of Final Terms

25.9.06	Issue of Debt- NG Medium Term Note Programme.

26.9.06	Fidelity notify an interest of 3.01%.

28.9.06	Director’s Technical interests- Trust share purchases and releases.

3.10.06	National Grid close period trading update for the six months ending 30 September 2006

4.10.06	Directorate – M Jesanis.

4.10.06	Fidelity interest reduced below 3%.

6.10.06	Credit Suisse interest reduced below 3%.

10.10.06	Directors Interests - Share Incentive Plan - monthly update
[Similar-for NGGH]-

11.10.06	Capital Group notify Interest at 6.02%.

16.10.06	National Grid Gas £300m 1.754% Instruments due 2036 - Publication of Final Terms on the RNS website

17.10.06	National Grid Gas- Euro Medium Term Note Programme

19.10.06	Fidelity interest increased above 3%.

19.10.06	National Grid Board Appointments

19.10.06	Notification of Board changes – further information

20.10.06	Capital Group notify Interest at 5.06%.

24.10.06	Update On National Grid Acquisition Of Keyspan
(US FERC Approval)

24.10.06	NGGH Debt Repurchase and
NGGH/NGG/-
Publication of Prospectus on the RNS website

1.11.06	NG Gas- Debt Repurchase

6.11.06	Capital Group notify Interest at 4.90%.

8.11.06	Directors Interests - Share Incentive Plan - monthly update
[Similar-for NGGH]-

13.11.06	Capital Group notify Interest at 3.75%.

16.11.06	Results for the six months ended 30 September 2006
[also released in the names of NGET, NGGplc, and NGGH -as 'National Grid plc- annual results']

21.11.06	NG plc - Repurchase of 500,000 shares (on 20 Nov- first repurchase.)
And 22.11.06	– for 21 Nov. repurchase of 350,000

22.11.06	NGGH- M Cooper; Exec. options exercise and part- disposal

22.11.06	NG Gas- Debt Repurchase

24.11.06	NG plc - Repurchase of 300,000 shares (on 23 Nov.)
And 28.11.06	for 27 Nov repurchase 0f 550,000.

28.11.06	Legal&General Interest at 4.00%.

29.11.06	NG plc - Repurchase of 550,000 shares (on 28 Nov.)
And 30.11.06	for 29 Nov. repurchase of 270,000.

30.11.06	NG Gas- Debt Repurchase

30.11.06	Legal&General Interest at 3.99%.

1.12.06	NG- Publication of Prospectus on the RNS website
(Euro 12Bn Medium Term Note Programme)

1.12.06	NG Gas- Debt Repurchase

1.12.06	NG plc - Repurchase of 700,000 shares (on 30 Nov.)

6.12.06	Legal&General Interest at 4%.

11.12.06	Directors Interests - Share Incentive Plan - monthly update
[Similar-for NGGH]-

13.12.06	NG Gas- Debt Repurchase

15.12.06	UK Regulatory Price Controls: Final Proposals

19.12.06	NG plc - Repurchase of 200,000 shares (on 18 Dec.)
And 20.12.06	for 19 Dec. repurchase of 90,000.
And 21.12.06	for 20 Dec. repurchase of 500,000.
And 22.12.06	for 21 Dec. repurchase of 263,381.

29.12.06	Grant of Sharesave option to S Lucas
[similar RNS for 3 NGGH Directors]

29.12.06	NG.Total voting rights at 31.12.06.
And 2.1.07 and 3.1.07 and 4.1.07

2.1.07	Directors share interests on appointment- M Fairbairn

4.1.07	NG plc - Repurchase of 300,000 shares (on 3 Jan.)
And 5.1.07	for 4 Jan. repurchase of 375,000.
And 8.1.07	for 5 Jan. repurchase of 550,000.

8.1.07	NG. Total voting rights

9.1.07	Financial Timetable for the year ending 31 March 2008.

9.1.07	Directors Interests - Share Incentive Plan - monthly update
[Similar-for NGGH]-

9.1.07	Directors Technical interests (NG Employee Share Trust transfers)

9.1.07	NG plc - Repurchase of 500,000 shares (on 8 Jan.)
And 10.1.07	for 9 Jan repurchase of 500,000.

10.1.07	Publication of Prospectus

10.1.07	NG.Total voting rights
And 11.1.07

11.1.07	NG Medium Tem note programme

11.1.07	NGGas £140m 1.7864% Instruments 2037- Publication of Final Terms on RNS website
NGGas £50m 1.7552% Instruments 2037 - Publication of Final Terms on RNS website

11.1.07	NG plc - Repurchase of 500,000 shares (on 10 Jan.)

12.1.07	NGG- two issue of debt releases

15.1.07	NG.Total voting rights

15.1.07	NGET Debt Repurchase
And 16.1.07

16.1.07	NG.Total voting rights
And 17.1.07

16.1.07	NG plc - Repurchase of 500,000 shares (on 15 Jan.)
And 17.1.07	for 16 Jan. repurchase of 500,000.

18.1.07	Directors Technical interests (NG Employee Share Trust transfers)

19.1.07	NG.Total voting rights (final RNS for reporting period to 20 Jan 07-ongoing reporting – monthly)

22.1.07	NG plc - Repurchase of 600,000 shares (on 19 Jan.)
And 23.1.07.	for 22 Jan. repurchase of 300,000
And 24.1.07	for 23 Jan. repurchase of 300,000.

24.1.07	Directors Technical interests (NG Employee Share Trust transfers)

25.1.07	NG Gas £25m 1.7712% Instruments due 2037 - Publication of Final Terms on RNS website

26.1.07	Directors– Dividend reinvestment (S Lucas/M Fairbairn SIP/Sharematch)

29.1.07	DRIP Dividend Reinvestment- The Chairman

29.1.07	NGG- Publication of Prospectus

29.1.07	NG plc - Repurchase of 250,000 shares (on 26 Jan.)

30.1.07	NGG Medium Term Note Programme

31.1.07	NG.Total voting rights (first monthly update).

2.2.07	S Lucas- Share interests (Disposal)

6.2.07	NG plc - Repurchase of 250,000 shares (on 5 Feb).
And 7.2.07	for 6.2.07 repurchase of 250,000.

7.2.07	Blocklisting Interim Review

8.2.07	Directors Interests - Share Incentive Plan - monthly update
[Similar-for NGGH]-

8.2.07	NG plc - Repurchase of 235,000 shares (on 7 Feb).
And 12.2.07	for 9.2.07 repurchase of 200,000.

12.2.07	Directors’ Technical Interests (Trust Operation)

13.2.07	NG plc - Repurchase of 100,000 shares (on 12 Feb).

14.2.07	Blocklisting Application (5m more shares for shareschemes)

14.2.07	DRIP Operation (Reinvestment for M Fairbairn)

15.2.07	NG plc - Repurchase of 450,000 shares (on 14 Feb).
And 16.2.07	for 15.2.07 repurchase of 500,000.
And 19.2.07	for 16.2.07 repurchase of 500,000.

19.2.07	Publication of Final Terms
[Separate NGG Releases on 19 and 20.2.07]

20.2.07	Issue of Debt
[separate RNS for NGG]

21.2.07	NG plc - Repurchase of 700,000 shares (on 20 Feb).
And 22.2.07	for 21.2.07 repurchase of 700,000.

21.2.07	NGG Medium Term Note Programme

22.2.07	Legal & General Interest confirmed at 4% level.

23.2.07	NG plc - Repurchase of 700,000 shares (on 22 Feb).
And 26.2.07.	for 23.2.07 repurchase of 100,000

26.2.07	NGGH – Publication of Prospectus

27.2.07	NGG- Publication of Final Terms

28.2.07	Total voting rights (NGplc monthly update).

28.2.07	NGG- Publication of Final Terms
[Separate NGG RNS- EMTN Programme]

28.2.07	NGG- Issue of Debt- EMTN Programme

28.2.07	NG plc - Repurchase of 650,000 shares (on 27 Feb).
And 1.3.07	for 28.2.07 repurchase of 800,000.

1.3.07	NGG- Issue of Debt- EMTN Programme

2.3.07	NG plc - Repurchase of 700,000 shares (on 1 March).
And 5.3.07	NG plc - Repurchase of 100,000 shares (on 2 March).
And 6.3.07	NG plc - Repurchase of 350,000 shares (on 5 March).
And 8.3.07	NG plc - Repurchase of 400,000 shares (on 7 March).

8.3.07	Directors Interests - Share Incentive Plan - monthly update
[Similar-for NGGH]-

8.3.07	NGG Debt Redemption

9.3.07	NGG issue of Debt- EMTN Programme

9.3.07	NG plc - Repurchase of 350,000 shares (on 8 March).
And 12.3.07	NG plc - Repurchase of 500,000 shares (on 9 March)
And 13.3.07	NG plc - Repurchase of 700,000 shares (on 12 March)
And 14.3.07	NG plc - Repurchase of 700,000 shares (on 13 March)
And 15.3.07	NG plc - Repurchase of 700,000 shares (on 14 March)
And 16.3.07	NG plc - Repurchase of 225,000 shares (on 15 March)

15.3.07	NGG - Publication of Final Terms on the RNS Website

16.3.07	NGG issue of Debt- EMTN Programme

16.3.07	NGplc- Publication of Final Terms

19.3.07	NGplc Issue of Debt- EMTN Programme

19.3.07	Fidelity interest confirmed above 4%

20.3.07	NGplc- Publication of Final Terms

20.3.07	NG plc - Repurchase of 380,000 shares (on 19 March).
And 21.3.07	NG plc - Repurchase of 500,000 shares (on 20 March)

21.3.07	NGplc Issue of Debt- EMTN Programme

22.3.07	NG plc - Repurchase of 500,000 shares (on 21 March).
And 23.3.07	NG plc - Repurchase of 700,000 shares (on 22 March)

27.3.07	NGG- Publication of Final Terms

28.3.07	NGplc- Publication of Final Terms (two releases)

28.3.07	NGplc- Issue of Debt- EMTN Programme
[-Separate issue by NGG]

29.3.07	NGplc Issue of Debt- EMTN Programme

29.3.07	National Grid close period trading update for the twelve months ending 31 March 2007

3.4.07	Disposal- National Grid Wireless

3.4.07	Total voting rights (NGplc monthly update).

3.4.07	NGG - Publication of Final Terms on the RNS Website

4.4.07	NGET - Publication of Final Terms on the RNS Website

5.4.07	NGG - Publication of Final Terms on the RNS Website

12.4.07	Directors Interests - Share Incentive Plan - monthly update
[Similar-for NGGH]-

27.4.07	Keyspan Update

30.4.07	Total voting rights (NGplc monthly update).

10.5.07	Directors Interests - Share Incentive Plan - monthly update
[Similar-for NGGH]-

17.5.07	National Grid plc - Results for the year ended 31 March 2007
[also released in the names of NGET, NGG and NGGH -as 'National Grid plc- annual results']

21.5.07	NG plc - Repurchase of 2,200,000 shares (on 18 May).
And 22.5.07	NG plc - Repurchase of 1,750,000 shares (on 21 May)
And 23.5.07	NG plc - Repurchase of 1,600,000 shares (on 22 May)
And 25.5.07	NG plc - Repurchase of 1,250,000 shares (on 24 May)
And 29.5.07	NG plc - Repurchase of 730,000 shares (on 25 May)
And 30.5.07	NG plc - Repurchase of 750,000 shares (on 29 May)

1.6.07	Total voting rights (NGplc monthly update).

1.6.07	NG plc - Repurchase of 650,000 shares (on 31 May).
And 4.6.07	NG plc - Repurchase of 360,000 shares (on 1 June).
And 5.6.07	NG plc - Repurchase of 700,000 shares (on 4 June).
And 6.6.07	NG plc - Repurchase of 730,000 shares (on 5 June).

7.6.07	Director Interests- N Winser exercises Sharematch Award and part-disposal

7.6.07	NG plc - Repurchase of 2 million shares (on 6 June).
And 8.6.07	NG plc - Repurchase of 2,900,000 shares (on 7 June).

8.6.07	Directors Interests - Share Incentive Plan - monthly update
[Similar-for NGGH]-

11.6.07	NG plc - Repurchase of 1 million shares (on 8 June).
And 12.6.07	NG plc - Repurchase of 4 million shares (on 11 June).
And 13.6.07	NG plc - Repurchase of 3,500,000 shares (on 12 June).
And 15.6.07	NG plc - Repurchase of 2,200,000 shares (on 14 June).

15.6.07	Directors’ interests- Deferred Share Plan Awards
[Similar-for NGGH]-

18.6.07	NG plc - Repurchase of 2,600,000 shares (on 15 June).
And 19.6.07	NG plc - Repurchase of 930,000 shares (on 18 June).

19.6.07	Annual Report and Accounts Published

19.6.07	Director Interests- S Lucas exercises Sharematch Award and part-disposal.

20.6.07	Director Interests- M Fairbairn exercises Sharematch Award and part-disposal.

20.6.07	NG plc - Repurchase of 1,600,000 shares (on 19 June).
And 21.6.07	NG plc - Repurchase of 2 million shares (on 20 June).

###################################################################

Section B:

Filings at UK Companies House by National Grid plc- the listed group holding entity:

During the period, National Grid plc made the following filings:

Forms 88(2) in respect of various allotments of shares under the National Grid Share Schemes.

Forms 169 in respect of various repurchases, and the subsequent cancellation, of ordinary shares in the period from November 2006 to the date of this return.

5.4.06 and 5.4.07-	Annual Returns.

2.4.07	Directors Particulars changed

23.1.07	Director Appointed (M Fairbairn)

Jan 07	Two Director Resignations (R Urwin and M Jesanis)

13.11.06	Director Appointed (L Adamany)

August 06	Memorandum of Association. And filing of other general meeting resolutions passed for 2006; and Merger Agreement.

11.8.06	Director Resigns (J Grant)

11.8.06	Secretary’s Particulars changed

28.7.06.	Annual Report and Accounts (2005/06).

16.6.06	Directors Particulars changed.

#################################################################

Section C:

Filings with the US Securities and Exchange Commission (the ‘SEC’)

National Grid plc Form 6-K dated May 2, 2006

National Grid plc Form 6-K dated May 18, 2006

National Grid plc Form 6-K dated June 5, 2006

National Grid plc Form 6-K dated June 20, 2006

National Grid plc Form 6-K dated June 20, 2006

National Grid plc Form 20-F for fiscal year ended March 31, 2006

National Grid plc Form 6-K dated July 7, 2006

National Grid plc Form 6-K dated July 14, 2006

National Grid plc Form 6-K dated July 21, 2006

National Grid plc Form 6-K dated August 1, 2006

National Grid plc Form 6-K dated August 25, 2006

National Grid plc Form 6-K dated October 2, 2006

National Grid plc Form 6-K dated October 3, 2006

National Grid plc Form 6-K dated October 4, 2006

National Grid plc Form 6-K dated October 19, 2006

National Grid plc Form 6-K dated November 16, 2006

National Grid plc Form 6-K dated December 7, 2006

National Grid plc Form 6-K dated December 15, 2006

National Grid plc Form 6-K dated January 12, 2007

National Grid plc Form 6-K dated March 1, 2007

National Grid plc Form 6-K dated March 29, 2007

National Grid plc Form 6-K dated April 3, 2007

National Grid plc Form 6-K dated May 4, 2007

National Grid plc Form 6-K dated May 17, 2007

National Grid plc Form 6-K dated June 1, 2007

National Grid plc Forms 6-K dated June 19, 2007

National Grid plc Form 20-F for the fiscal year ended March 31, 2007

Form F-3ASR (Registration Statement) filed June 28, 2006

Form 8-A12B (registration of 10p shares) filed June 29, 2006

Form 11-K (for Thrift I plan) filed June 29, 2006

Form 11-K (for Thrift II plan) filed June 29, 2006

Form 424B2 (Preliminary Prospectus) filed July 14, 2006

Form FWP (Pricing Term Sheet for 6.30% notes) filed July 20, 2006

Form 424B2 (prospectus for 6.30% Notes) filed July 20, 2006

Form 8-A12B (Form 8-A registration of 6.30% Notes) filed July 21, 2006

Form CERTNYS (NYSE certification approving securities) filed August 1, 2006

SEC comment letter re 20-F filed September 22, 2006

SEC letter re 20-F comments filed October 31, 2006

Letter to SEC re responses to comments filed December 8, 2006

SEC letter re comments on 20-F filed January 9, 2007

Letter to SEC with responses to 20-F comments filed February 2, 2007

Form SC13G/A (Amendment to Schedule 13G – securities ownership) filed February 12, 2007

SEC letter re completion of 20-F review filed February 22, 2007

--------------------------------------------------------------------

Contact for further information: D C Forward, Assistant Secretary 0207 004 3226

Note: Alternatively, detailed information may also be obtained from the London Stock Exchange (Section A information) or UK Companies House (Section B information) or the US Securities and Exchange Commission (Section C information) as appropriate.

20th June 2007

Director’s Interests in National Grid plc (NG.) Ordinary Shares

----------------------------------------------------------------------------------

National Grid Share Matching Plan

Today, the Trustee of the National Grid 1996 Group Employee Share Trust (ESOP) confirmed that, on 19 June 2007, Mark Fairbairn exercised the matching award, over 4,897 NG. ordinary shares, granted to him under the National Grid Share Matching Scheme operation in May 2004 (at nil cost to exercise). 2,885 of these shares are retained by him, after disposing of 2,012 NG ordinary shares, at a price of 743.5p yesterday, to meet statutory deductions.

Mark Fairbairn’s total interest after this event is over 257,366 ordinary shares.

19th June 2007

Director’s Interests in National Grid plc (NG.) Ordinary Shares

-----------------------------------------------------------------------------------

National Grid Share Matching Plan

Today, the Trustee of the National Grid 1996 Group Employee Share Trust (ESOP) confirmed that, on 18 June 2007, Steve Lucas exercised the matching award, over 16,909 NG. ordinary shares, granted to him under the National Grid Share Matching Scheme operation in May 2004 (at nil cost to exercise). 9,962 of these shares are retained by him, after disposing of 6,947 NG ordinary shares, at a price of 742p yesterday, to meet statutory deductions.

Steve Lucas’s total interest after this event is over 531,662 ordinary shares.

15 June 2007

National Grid plc (National Grid )

_____________________________________________________________

Notification of Directors' Interests

_____________________________________________________________

Deferred Share Plan

On 14 June 2007, the following directors were granted an award of Ordinary shares in National Grid (the ‘Shares’) under the National Grid Deferred Share Plan, calculated by reference to a share price of 726.87p. The awards will vest on the third anniversary of the date of grant (June 2010). The shares will be transferred to participants net of deductions as soon as practicable thereafter.

Director	Number of Shares
Mr E M Astle	27,927
Mr M Fairbairn	13,867
Mr S J Holliday	42,435
Mr S C B Lucas	29,276
Mr N P Winser	25,596

The total share interests of the above directors, following these changes, are:

Director	Number of Shares
Mr E M Astle	628,374
Mr M Fairbairn	259,378
Mr S J Holliday	577,753
Mr S C B Lucas	538,609
Mr N P Winser	435,778

The directors holdings in B Shares in National Grid remain unchanged.

Contact: D C Forward, Assistant Secretary (020 7004 3226)

National Grid plc (NG)

8th June 2007

(Notification of Directors' Interests, pursuant to Section 324(2)

of the Companies Act 1985)

---------------------------------------------------------------------------------------

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 31,484 NG ordinary shares under the scheme was confirmed by the Trustee yesterday, the shares having been purchased in the market on 7 June, at a price of 738.5 pence per share, on behalf of some 2,550 participants.

The following executive Directors of NG are beneficiaries of the number of shares purchased on their behalf:

Director	Shares purchased in SIP
Mark Fairbairn	17 Ordinary Shares
Steven Holliday	17 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	535,318 Ordinary Shares Nil- B shares - unchanged
Mark Fairbairn	245,511 Ordinary Shares B Shares- 6,132- unchanged

Contact: D C Forward, Assistant Secretary (0207 004 3226)

7th June 2007

Director’s Interests in National Grid plc (NG.) Ordinary Shares

-----------------------------------------------------------------------------------

National Grid Share Matching Plan

Yesterday, the Trustee of the National Grid 1996 Group Employee Share Trust (ESOP) confirmed that, on 6 June 2007, Nick Winser exercised the matching award, over 14,059 NG. ordinary shares, granted to him under the National Grid Share Matching Scheme operation in May 2004 (at nil cost to exercise). 8,283 of these shares are retained by him, after disposing of 5,776 NG ordinary shares, at a price of 751p yesterday, to meet statutory deductions.

Nick Winser’s total interest after this event is over 410,182 ordinary shares.

1 June 2007

National Grid plc (NG.) – Voting Rights and Capital- Update

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

National Grid plc’s capital as of 31 May 2007 consists of 2,698,117,394 ordinary shares with voting rights.

The figure of 2,698,117,394 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA's Disclosure and Transparency Rules.

Note: This notification confirms actual voting capital as recorded on the register at the above date, allowing for share issues or cancellations recorded since the last notification. National Grid is currently undertaking a share repurchase (and cancellation) programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and cancellation of the shares involved (and any earlier repurchases which remain to be cancelled).

National Grid plc

1 June 2007

National Grid plc announces that on 31 May 2007 it purchased for cancellation 650,000 of its ordinary shares at a price of 783.08 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,695,987,394.

National Grid plc

4 June 2007

National Grid plc announces that on 1 June 2007 it purchased for cancellation 360,000 of its ordinary shares at a price of 785.45 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,695,627,394.

National Grid plc

5 June 2007

National Grid plc announces that on 4 June 2007 it purchased for cancellation 700,000 of its ordinary shares at a price of 782.2163 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,694,927,394.

National Grid plc

6 June 2007

National Grid plc announces that on 5 June 2007 it purchased for cancellation 730,000 of its ordinary shares at a price of 780.9588 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,694,203,394.

National Grid plc

7 June 2007

National Grid plc announces that on 6 June 2007 it purchased for cancellation 2,000,000 of its ordinary shares at a price of 751.33 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,692,203,394.

National Grid plc

8 June 2007

National Grid plc announces that on 7 June 2007 it purchased for cancellation 2,900,000 of its ordinary shares at a price of 736.03 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,689,303,394.

National Grid plc

11 June 2007

National Grid plc announces that on 8 June 2007 it purchased for cancellation 1,000,000 of its ordinary shares at a price of 721.90 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,688,406,035.

National Grid plc

12 June 2007

National Grid plc announces that on 11 June 2007 it purchased for cancellation 4,000,000 of its ordinary shares at a price of 724.70 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,684,406,035.

National Grid plc

13 June 2007

National Grid plc announces that on 12 June 2007 it purchased for cancellation 3,500,000 of its ordinary shares at a price of 730.13 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,680,906,035.

National Grid plc

15 June 2007

National Grid plc announces that on 14 June 2007 it purchased for cancellation 2,200,000 of its ordinary shares at a price of 727.15 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,678,706,035.

National Grid plc

18 June 2007

National Grid plc announces that on 15 June 2007 it purchased for cancellation 2,600,000 of its ordinary shares at a price of 740.05 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,676,106,035.

National Grid plc – Transaction in Own Shares

19 June 2007

National Grid plc announces that on 18 June 2007 it purchased 930,000 of its ordinary shares at a price of 740.75 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase, the number of ordinary shares in Treasury will be 930,000 and the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,675,176,035.

National Grid plc – Transaction in Own Shares

20 June 2007

National Grid plc announces that on 19 June 2007 it purchased 1,600,000 of its ordinary shares at a price of 742.25 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase, the number of ordinary shares in Treasury will be 2,530,000 and the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,673,576,035.

National Grid plc – Transaction in Own Shares

21 June 2007

National Grid plc announces that on 20 June 2007 it purchased 2,000,000 of its ordinary shares at a price of 743.13 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase, the number of ordinary shares in Treasury will be 4,530,000 and the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,671,576,035.

National Grid plc – Transaction in Own Shares

25 June 2007

National Grid plc announces that on 22 June 2007 it purchased 2,750,000 of its ordinary shares at a price of 721.11 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase, the number of ordinary shares in Treasury will be 7,280,000 and the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,668,826,035.

National Grid plc – Transaction in Own Shares

26 June 2007

National Grid plc announces that on 25 June 2007 it purchased 1,000,000 of its ordinary shares at a price of 720.38 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase, the number of ordinary shares in Treasury will be 8,280,000 and the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,667,826,035.

National Grid plc – Transaction in Own Shares

27 June 2007

National Grid plc announces that on 26 June 2007 it purchased 1,900,000 of its ordinary shares at a price of 722.446 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase, the number of ordinary shares in Treasury will be 10,180,000 and the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,665,926,035.

National Grid plc – Transaction in Own Shares

28 June 2007

National Grid plc announces that on 27 June 2007 it purchased 1,960,000 of its ordinary shares at a price of 727.93 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase, the number of ordinary shares in Treasury will be 12,140,000 and the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,663,966,035.

National Grid plc – Transaction in Own Shares

29 June 2007

National Grid plc announces that on 28 June 2007 it purchased 1,860,000 of its ordinary shares at a price of 735.61 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase, the number of ordinary shares in Treasury will be 14,000,000 and the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,662,106,035.

National Grid plc – Transaction in Own Shares

3 July 2007

National Grid plc announces that on 2 July 2007 it purchased for cancellation 500,000 of its ordinary shares at a price of 736.23 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,661,667,047, and the number of ordinary shares in Treasury will be 13,938,988.

National Grid plc – Transaction in Own Shares

4 July 2007

National Grid plc announces that on 3 July 2007 it purchased for cancellation 833,794 of its ordinary shares at a price of 744.26 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,660,833,253, and the number of ordinary shares in Treasury will be 13,938,988.

National Grid plc – Transaction in Own Shares

5 July 2007

National Grid plc announces that on 4 July 2007 it purchased for cancellation 1,081,165 of its ordinary shares at a price of 738.2196 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,659,752,088, and the number of ordinary shares in Treasury will be 13,938,988.

National Grid plc – Transaction in Own Shares

6 July 2007

National Grid plc announces that on 5 July 2007 it purchased for cancellation 1,900,000 of its ordinary shares at a price of 727.19 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,657,852,088, and the number of ordinary shares in Treasury will be 13,938,988.